Red Oak Partners and Pinnacle Fund Respond to Statements in Asure Software's May 12 Letter and File Preliminary Proxy Statement to Oppose Vote to Go-Private.


New York, New York, May 18, 2009. Pinnacle Fund (controlled by Pinnacle Partners, LLC which is partly controlled by Red Oak Partners, LLC) announced that on Wednesday, May 13th it filed a preliminary proxy statement with the Securities and Exchange Commission ("SEC") to oppose Asure Software's ("ASUR's") go-private proposals and also attached the statement to its amended filing on Schedule 13D. Additionally, Pinnacle issued a letter today in response to Asure's May 12th letter, which Asure filed with the SEC in its May 14th DEFA14A filing. Pinnacle's response letter is attached as an exhibit to an amendment being filed today to Red Oak's Schedule 13D.

"I encourage shareholders to read our definitive proxy statement when it becomes available before making any voting decisions, as well as both our preliminary proxy filed on May 13th and our letter attached as an exhibit to today's 13D filing," said David Sandberg, Portfolio Manager of the Pinnacle Fund, LLLP. "Asure's letter attempts to ignore continued excessive spending on management compensation, a continued omission or delay in announcing an annual meeting date, and conveniently omits to point out that major cost savings would result from things Asure can do without depriving holders of publicly available information. We continue to oppose this go-private transaction and are confident that these proposals will be rejected." Information about Red Oak, Pinnacle, and its affiliates who are participating in Pinnacle's opposition to Asure's go-private proposals can be found in Red Oak's preliminary proxy materials and its Schedule 13D filing. Red Oak's filings can be found at www.sec.gov by selecting "Search" at the top right and then typing "forgent" into the box asking for the Company Name. Red Oak's filings which are referenced in this press release are dated May 13th and May 18th, 2009.

Contact:
Red Oak Partners, LLC
David Sandberg, 212-614-8952
dsandberg@redoakpartners.com